Entrepreneur

Name: earthdog
UUID: 52296810
Background: We're a married couple named Kym and Dave Colella and in 1997 we somewhat accidentally started a business by combining our passion for dogs and creating a sustainable future. Our high-quality, hemp dog collars, leashes and harnesses are sold world-wide via independent retailers and direct to consumers via earthdog.com. All our products are handmade in TN and well tested on our 16 rescue dogs who share our home and workspace. 10% of all earthdog profits fund spay/neuter/rescue efforts.
Location: Tennessee

Social Connections

Facebook: http://www.facebook.com/earthdoghemp
Twitter:
LinkedIn:

Pitch Story

Title of your pitch: Every Dog's Neck Deserves Hemp Gear from earthdog!
Short introduction of your pitch: We make the most comfortable, stylish, eco wares for dogs. Dogs deserve the best, let's grow this puppy.
Your pitch story: Looking back on our 20 years neither of us imagined when we started making our first collars for our dogs that we would reach such a milestone. At the time earthdog started we weren't planning on selling anything to anyone, rather enjoying our attempts to provide each of our dogs with a collar that properly represented their unique personalities. Knowing all the amazing attributes of hemp, we had a pretty good sense that it would make for fine dog products and the first prototypes proved us correct. The collars and leashes were wonderfully comfortable for both neck and hand. Add breathable, washable, durable, hypo-allergenic and eco-friendly and we knew we had a winner. While fostering dogs for the Nashville Humane Society who were recovering from a variety of ailments we would return each now healthy dog for adoption with a new hemp collar. When one of the women who worked at the shelter moved over to Nashville's first dog dog

boutique she placed what became our first order. Soon after there were many others via pet industry trade shows that fueled our grass-roots growth.   earthdog is tried and true and we have a fan base of dedicated customers. It's time for us to enlist some help to reach a lot more of them. Our campaign will give us the opportunity to compete in today's attention-driven marketplace via a public relations campaign as well as help us expand and refresh our current product offerings and fund new product development. The rapidly changing landscape of retail is presenting challenges for both manufacturers and retailers but one thing is certain: dog ownership is growing all the time, dogs are part of the family and people everywhere want the best for them. With your help we can expose them to exactly that for their furry best friend.

Which category does your pitch belong to: Pets

Target Market

Target market: We know that while nearly every dog owner is a potential customer, there are certain attributes that match with our target audience. Our customers tend to be more female than male and generally over 30 years old. They are interested in an active lifestyle, natural products and foods, healthy living and the outdoors.

Production plan

Production location: United States
Production plan: We have always met our production demand with a team of local sewers who work as independent contractors with very detailed guidelines and quality control. This model gives us the ability to add extra help when needed and not get overstocked on inventory. The work from home model is very appealing to most people and happy stitchers produce high-quality work.

Risks and Challenges

These securities have limited channels for resale. You should not bid unless you can afford to lose the entire amount. After the pitch closes, we can't refund your investment; returns may never be paid.

Description: One of the biggest assets that we have on our side is our experience. We've grown organically for the past 20 years and have enjoyed the ups, rolled through the downs and put out the fires as they inevitably spark up from time to time. One of the biggest challenges of running a hemp business has been dealing with the scheduling and forecasting of buying raw materials that have a very long lead time as all of our hemp has to be grown and processed overseas. We are very excited to see the wave of reform regarding hemp laws in America and while it will still be some time before there are hemp textiles produced in the United States, the trend is rapidly heading to a place where we will someday be able to purchase American grown hemp for earthdog products.   We currently see a lot of possibilities in the arena of hemp resin (plastic) and it's application to dog products as well as the rapidly emerging use of hemp CBD oil for health and wellness. At this point here are a lot of unknowns that come with being on the front end of a trend. We've seen this before however, because while hemp clothing, shoes and dog products may be considered mainstream now, there was a time when we endured a lot of jokes about "getting dogs high" should they chew their leash and the like.   While running a manufacturing business can be wrought with challenges, at this point we've learned to roll with those punches. Our main challenge at this point is learning to effectively sell in a changing landscape.

Will bidders have voting rights in the future: No

Has the business failed to comply with SEC reporting requirements now or in the past: No

Has anyone in the business triggered a security trading bad actor disqualification: No

Does the business have related party transactions with its affiliates, officers, directors, founders, or their family members that amount to 5% or more of your target raise, including any prior Reg CF raises: No

Has the United States Postal Service restrained the business due to a scheme for obtaining money through the mail: No

Give People Faith

Bidders should support your pitch because: We are an established business whose story and mission are more suited to today's consumers than ever before. You can help us reach them.

Spending Plan

Number of current employees including yourself: 2

Percentage of your raise will pay salaries: 0%

Spending plan: We intend to use a large portion of the money raised for public relations, advertising and marketing to grow our audience. We have been developing a relationship with a pr firm that is a great match for who we are and has a passion for "cause minded" businesses. Thus far their services have remained out of reach to us financially. There was a time when some of these media opportunities came organically but those days are behind us now and nearly 100% of product placements, gift guides, influencer support and the like are transactional and/or relationship based opportunities.   Digital marketing and SEO (search engine optimization) are ongoing monthly expenses, essential to capturing and maintaining relevance in the sea of products and websites out there competing for attention. We currently have solid page one Google ranking for some specific search terms such as "hemp dog collar" and related queries. However, the quantity of searches for specific items like that is relatively low and capturing the attention of millions more dog lovers on the internet requires money. Likewise, our targeted Facebook advertising has been generating solid results but the amount of money we can currently allocate monthly is not substantial. There are also some traditional, pet industry publication channels that we will make ad buys with, growing our wholesale reach to new retailers. Spending plan of extra investment: Additional funds raised will be used to both purchase materials in larger quantities, thus reducing our costs and also to bring to life and promote new products, some of which require some research and development and prototyping.

Return Details

Return type: ownership

Raising target: $95,000

Raising cap: $107,000

Percentage ownership you plan to offer: 5.0%

When do you plan to sell or IPO your business: 2028

Existing share: No

When can bidders expect the return: April, 2029

These events trigger the conversion: standard triggering events;

Events description: The business has a single investment larger than $1 million; A change of control transaction such as a merger or acquisition; The business is sold or merged; An initial public offering (IPO); The company goes public.

Company Details

Tax year end date: December

Do you have a Tax ID yet (TIN/EIN): Yes

Full legal name of your company: earthdog, GP

Legal status of your company/business: GENERAL_PARTNERSHIP

Where is your company registered: Tennessee

Company form date: 07-01-1997

Date by which the annual report will be posted: April 29

Location where the entrepreneur's annual report will be posted: www.earthdog.com

Company address

Street: 101 Creekside Crossing

City: Brentwood

State: Tennessee

ZIP code: 37027

Financial status

Average sales price: $76

Average cost per unit: $22

Yearly sales at the end of last year: $254,000

1st year target sales after raised date: $450,000

Existing investment from the founders: $0

Existing investment from other investors: $0

Owners, Officers, Directors

Name: Kym Colella

Title: partner

Grant Date: 07-01-1997

Has ownership: Yes

Ownership: 80%

Link to the bio or LinkedIn page for 3 years recent work experience:

Name: David Colella

Title: partner

Grant Date: 07-01-1997

Has ownership: Yes

Ownership: 20%

Description of 3 years recent work experience: Dave is a partner and heads manufacturing as well as sharing a role in marketing and sales duties. He came to these roles both accidentally and naturally in the beginning and has honed his skills over the last 20 years. Dave's background and interest in writing and a communications/journalism degree from Seton Hall University have proven useful in various earthdog endeavors. He enjoys wrangling the earthdog pack of dogs and makes time to play drums professionally in Nashville as well.

Do you have different kinds of existing stock for the business: No

The outstanding stock and the differences:

Yearly sales at the end of the year before: $286,000

The cost of sales at the end of last year: $67,000

The cost of sales at the end of the year before: $99,000

Business expenses at the end of last year: $250,000

Business expenses at the end of the year before: $210,000

Short-term debt at the end of last year (due within 12 months): $0

Short-term debt at the end of the year before (due within 12 months): $0

Long-term debt at the end of last year (due later than 12 months): $180,000

Long-term debt at the end of the year before (due later than 12 months): $60,000

Has your business raised money within the past three years with any exempt offering: No

Offer date, stock type, amount sold, use of money, type of exemptions:

Assets last year: $49,000

Assets the year before: $47,000

Cash last year: $0

Cash the year before: $0

Owed last year: $0

Owed the year before: $0

Taxes last year: $28,000

Taxes the year before: $6,000

Profit last year: -$63,000

Profit year before: -$23,000

Financial situation: earthdog experienced yearly growth from our inception in 1997 through 2010, peaking in yearly sales at $462,000. 2010 to 2014 saw a contraction until 2015 where growth began again until the last half of 2017. During this period we noted palpable changes in the retail (our wholesale) environment while our retail website sales remained steady. The landscape of retail is experiencing a radical shift and in the recent past we've seen a few of our key retailers close or sell their stores and many other smaller players disappear altogether. Often times the new ownership could not maintain the same level of success as their predecessor. At the same time, dog ownership and interest in green products, particularly those made in the U.S.A. continues to grow. Much of what we hope to achieve with this funding campaign is to afford the opportunities to position ourselves back in a way to capture the attention required to sell in a changing landscape.   One other financial note of interest regards our 2015 tax liability which was unusually low due to an inventory software change. Moving to new inventory software created a large inventory adjustment.

Has financial statements: Yes

Last Edited: 2018-05-03 13:18:08

Desired launch period: immediately

CCC code: gtmky6@a

CIK code: 0001728036

Links

earthdog: www.earthdog.com

blog: www.earthdoglife.com

facebook: www.facebook.com/earthdoghemp

earthdog instagram: www.instagram.com/earthdoglife